DC

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0405

DIVISION OF
CORPORATION FINANCE

04007866

February 4, 2004

Bruce K. Dallas
Davis Polk & Wardwell
1600 El Camino Real
Menlo Park, CA 94025

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 2/4/2004

Re: Comcast Corporation
Incoming letter dated December 23, 2003

Dear Mr. Dallas:

This is in response to your letter dated December 23, 2003 concerning the shareholder proposal submitted to Comcast by the International Brotherhood of Electrical Workers Pension Benefit Fund. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Deputy Director

PROCESSED
FEB 17 2004
THOMSON
FINANCIAL

Enclosures

cc: Jerry J. O'Connor
Trustee
Trust for the International Brotherhood of
Electrical Workers Pension Benefit Fund
1125 Fifteenth St., N.W.
Washington, DC 20005

DAVIS POLK & WARDWELL

450 LEXINGTON AVENUE
NEW YORK, N.Y. 10017

1300 I STREET, N.W.
WASHINGTON, D.C. 20005

99 GRESHAM STREET
LONDON EC2V 7NG

15, AVENUE MATIGNON
75008 PARIS

1600 EL CAMINO REAL
MENLO PARK, CA 94025
650 752 2000
FAX 650 752 2111

WRITER'S DIRECT
650 752 2022

MESSETURM
60308 FRANKFURT AM MAIN

MARQUÉS DE LA ENSENADA, 2
28004 MADRID ESPAÑA

1-6-1 ROPPONGI
MINATO-KU, TOKYO 106-6033

3A CHATER ROAD
HONG KONG

December 23, 2003

Re: **Shareholder Proposal Submitted by International Brotherhood of Electrical Workers**

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Ladies and Gentleman:

On behalf of our client, Comcast Corporation (the "**Company**"), we write to inform you of the Company's intention to exclude from its proxy statement and form of proxy for the Company's 2004 Annual Meeting of Shareholders (collectively, the "**2004 Proxy Materials**") a shareholder proposal (the "**IBEW Proposal**") and related supporting statement received from the International Brotherhood of Electrical Workers Pension Benefit Fund ("**IBEW Pension Fund**").

We hereby respectfully request that the Staff of the Division of Corporation Finance (the "**Staff**") concur in our opinion that the Company may, for the reasons set forth below, properly exclude the aforementioned proposal from the 2004 Proxy Materials. The Company has advised us as to the factual matters set forth below.

Pursuant to Rule 14a-8(j), enclosed herewith are six copies of this letter and the attachments hereto. Also, in accordance with Rule 14a-8(j), a copy of this letter and its attachments is being mailed on this date to the IBEW Pension Fund informing the proponent of the Company's intention to exclude the IBEW Proposal from the 2004 Proxy Materials. The Company plans to file its definitive proxy statement with the Securities and Exchange Commission (the "**SEC**") on or about March 25, 2004. Accordingly, we are submitting this letter not less than 80 days before the Company intends to file its definitive proxy statement.

We have concluded that the IBEW Proposal, which is attached hereto as Exhibit A, may be properly omitted from the 2004 Proxy Materials pursuant to the provisions of Rule 14a-8(i)(11) because it substantially duplicates another proposal, attached hereto as Exhibit B (the "**United Brotherhood Proposal**"), previously submitted by the United Brotherhood of Carpenters Pension Fund (the "**United Brotherhood**") and received by the Company prior to the IBEW Proposal. The Company has agreed to include the United Brotherhood Proposal in the 2004 Proxy Materials.

The Proposals

The United Brotherhood Proposal and the IBEW Proposal each relate to executive compensation. The United Brotherhood Proposal, which will be included in the 2004 Proxy Materials, requests that the Board of Directors, as part of adopting a "Commonsense Executive Compensation Proposal", limit severance payments to senior executives to no more than one year's salary and bonus. Similarly, the IBEW Proposal requests limits on future severance agreements with senior executives by providing that shareholder approval be sought if severance benefits exceed 2.99 times the sum of the executives' base salary plus bonus.

Rule and Analysis

Under Rule 14a-8(i)(11), a proposal may be omitted "[i]f the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the Company's proxy materials for the same meeting." In short, the rule involves three elements: (i) substantially duplicative proposals, (ii) the order in which such proposals were received and (iii) the inclusion of the first-received proposal in the proxy materials. In the situation at hand, the second requirement of the rule is clearly met. The Company received the United Brotherhood Proposal on or about November 24, 2003. The IBEW Proposal was not received until December 2, 2003. As stated above, the United Brotherhood Proposal will be included in the 2004 Proxy Materials. The question is whether the IBEW Proposal is substantially duplicative of the United Brotherhood Proposal.

The test for substantially duplicative proposals is "whether the core issues to be addressed by the proposals are substantially the same, even though the proposals may differ somewhat in terms or breadth". See Verizon Communications, Inc. (January 31, 2001). The Staff has consistently taken the position that proposals do not have to be identical to be excluded under Rule 14a-8(i)(11). The proposals may differ somewhat in their terms and breadth if they share the same principle thrust and focus. See American Power Conversion

Corporation (March 29, 2002), Verizon Communications, Inc. (January 31, 2001) and EMCOR Group, Inc. (May 16, 2000).

The two proposals at hand, together with their supporting statements, are substantially duplicative. Both proposals address severance benefits to senior executives and call for shareholders to be made aware of, or to approve, such benefits. The United Brotherhood Proposal would limit severance benefits to an executive's annual salary and bonus and would require key components of executive compensation to be outlined in reports to shareholders. The IBEW Proposal would limit severance benefits, unless approved by shareholders, to 2.99 times the sum of base salary plus bonus.

While the proposals each call for limits on executive compensation, there are slight differences in the terms and breadth of the proposals. The IBEW Proposal would permit executive compensation to exceed the proposed limit so long as shareholder approval is obtained. The United Brotherhood Proposal would not require shareholder approval but imposes limits on several categories of executive compensation, including salary, bonus and long-term equity compensation, as well as severance, and calls for more detailed disclosure of executive compensation arrangements to shareholders.

Despite the slight differences, the thrust and focus of the proposals are the same. As reflected in their respective supporting statements, the focus and goal of both rules is to limit excessive executive compensation. The supporting statement for the United Brotherhood Proposal states that "compensation paid to senior executives . . . is excessive, unjustified, and contrary to the interests of the Company, its shareholders, and other important constituents." Similarly, IBEW Proposal's supporting statement states that "severance agreements . . . commonly known as 'golden parachutes', are excessive in light of the high levels of compensation enjoyed by senior executives at the Company".

We believe that the purpose of Rule 14a-8(i)(11) is to avoid shareholder confusion and to prevent proponents from clogging proxy materials with several versions of essentially the same proposal. To allow these substantially duplicative proposals to be included in the 2004 Proxy Materials would eviscerate and frustrate the policy behind Rule 14a-8(i)(11).

For the foregoing reasons, we respectfully request that the Staff concur in our opinion that the IBEW Proposal may be properly excluded from the 2004 Proxy Materials.

We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. Should you disagree with the conclusions set forth herein, we respectfully request the opportunity to confer with you prior to the determination of the Staff's final position. Please do not hesitate to call me at (650) 752-2022, or Arthur Block, the Company's Senior Vice President, General Counsel and Secretary, at (215) 981-7794, if we may be of any further assistance in this matter.

Very truly yours,

Bruce K. Dallas

cc: Jerry J. O'Connor
International Brotherhood of Electrical Workers' Pension Benefit Fund

Arthur R. Block
Comcast Corporation

Sarah K. Solum
Davis Polk & Wardwell

EXHIBIT A

Commonsense Executive Compensation Proposal

Resolved, that the shareholders of Comcast Corporation ("Company") request that the Company's Board of Directors and its Executive Compensation Committee replace the current system of compensation for senior executives with the following "Commonsense Executive Compensation" program including the following features:

(1) Salary - The chief executive officer's salary should be targeted at the mean of salaries paid at peer group companies, not to exceed $1,000,000 annually. No senior executive should be paid more than the CEO.

(2) Annual Bonus - The annual bonus paid to senior executives should be based on well-defined quantitative (financial) and qualitative (non-financial) performance measures. The maximum level of annual bonus should be a percentage of the executive's salary level, capped at 100% of salary.

(3) Long-Term Equity Compensation - Long-term equity compensation to senior executives should be in the form of restricted shares, not stock options. The restricted share program should utilize justifiable performance criteria and challenging performance benchmarks. It should contain a vesting requirement of at least three years. Executives should be required to hold all shares awarded under the program for the duration of their employment. The value of the restricted share grant should not exceed $1,000,000 on the date of grant.

(4) Severance - The maximum severance payment to a senior executive should be no more than one year's salary and bonus.

(5) Disclosure - Key components of the executive compensation plan should be outlined in the Compensation Committee's report to shareholders, with variances from the Commonsense program explained in detail.

The Commonsense compensation program should be implemented in a manner that does not violate any existing employment agreement or equity compensation plans.

Supporting Statement: We believe that compensation paid to senior executives at most companies, including ours, is excessive, unjustified, and contrary to the interests of the Company, its shareholders, and other important corporate constituents. CEO pay has been described as a "wasteland that has not been reformed." (Institutional Shareholder Services senior vice-president, *Wall Street Journal*, "Executive Pay Keeps Rising, Despite Outcry," October 3, 2003). As of 2002, the CEO-worker pay gap of 282-to-1 was nearly seven times as large as the 1982 ratio of 42-to-1 according to the United for a Fair Economy's Tenth Annual CEO Compensation Survey ("Executive Excess 2003 – CEO's Win, Workers and Taxpayers Lose.")

We believe that it is long past time for shareholders to be proactive and provide companies clear input on the parameters of what they consider to be reasonable and fair executive compensation. We believe that executive compensation should be designed to promote the creation of long-term corporate value. The Commonsense executive compensation principles seek to focus senior executives, not on quarterly performance numbers, but on long-term corporate value growth, which should benefit all the important constituents of the Company. We challenge our Company's leadership to embrace the ideas embodied in the Commonsense proposal, which still offers executives the opportunity to build personal long-term wealth but only when they generate long-term corporate value.

EXHIBIT B

RESOLVED: that the shareholders of Comcast Corporation ("the Company") urge the Board of Directors to seek shareholder approval of future severance agreements with senior executives that provide benefits in an amount exceeding 2.99 times the sum of the executives' base salary plus bonus. "Future severance agreements" include employment agreements containing severance provisions, retirement agreements and agreements renewing, modifying or extending existing such agreements. "Benefits" include lump-sum cash payments and the estimated present value of periodic retirement payments, fringe benefits, perquisites and consulting fees to be paid to the executive.

SUPPORTING STATEMENT

In our opinion, severance agreements as described in the resolution, commonly known as "golden parachutes", are excessive in light of the high levels of compensation enjoyed by senior executives at the Company and U.S. corporations in general.

We believe that requiring shareholder approval of such agreements may have the beneficial effect of insulating the Board of Directors from manipulation in the event a senior executive's employment must be terminated by the Company. Because it is not always practical to obtain prior shareholder approval, the Company would have the option if this proposal were implemented of seeking shareholder approval after the material terms of the agreement were agreed upon.

The California Public Employees Retirement System, the Council of Institutional Investors and Institutional Shareholder Services generally favor shareholder approval of these types of severance agreements.

For those reasons, we urge shareholders to vote for this proposal.

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

February 4, 2004

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Comcast Corporation
Incoming letter dated December 23, 2003

The proposal urges the board to seek shareholder approval of future severance agreements with senior executives that provide benefits in an amount exceeding 2.99 times the sum of the executives' base salary plus bonus.

There appears to be some basis for your view that Comcast may exclude the proposal under rule 14a-8(i)(11), as substantially duplicative of the previously received proposal that you reference in your letter and will include in Comcast's proxy materials. Accordingly, we will not recommend enforcement action to the Commission if Comcast omits the proposal from its proxy materials in reliance on rule 14a-8(i)(11).

Sincerely,

Anne Nguyen
Attorney-Advisor